Exhibit (a)(5)(L)

Teléfonos de México, S.A. de C.V.

Press Release

TELMEX announces results of tender offer for shares of Embratel Participações S.A.

Mexico City, November 7, 2006. Teléfonos de México, S.A. de C.V. (TELMEX) (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) and its wholly owned subsidiary Telmex Solutions Telecomunicações Ltda. (Telmex Solutions) announced today the results of their tender offer for common and preferred shares of Embratel Participações S.A. (Embratel Holdings), which expired on November 6, 2006. All validly tendered shares were purchased by Telmex Solutions in an auction carried out on the São Paulo Stock Exchange – BOVESPA at 10:00 a.m., New York City time, on November 7, 2006. Prior to the auction, 3,626,089,453 common shares and 234,765,943,746 preferred shares (including preferred shares represented by approximately 10,061,813 American Depositary Shares (ADSs)) were validly tendered. Following the auction, approximately 3.2 million ADSs remain outstanding. Settlement of the auction is expected to take place on November 10, 2006, in accordance with the rules of the BOVESPA.

As a result of the tender offer, Telmex Solutions has acquired 90.3% of the preferred shares (including 79.0% of the preferred shares represented by ADSs) and 26.5% of the common shares of Embratel Holdings, in each case not owned by TELMEX prior to the tender offer. Through its subsidiaries, TELMEX now owns 94.7% of all preferred shares, 98.0% of all common shares and 96.4% of all common and preferred shares, taken as a whole, of Embratel Holdings.

To comply with the requirements of the Brazilian regulatory authorities, TELMEX must receive and has requested a favorable statement of the Brazilian Federal Telecommunications Agency (Anatel) prior to the withdrawal of the registration of Embratel Holdings as a public company in Brazil and the mandatory redemption of all remaining shares.

As Telmex Solutions has acquired more than two-thirds of the common shares and preferred shares held by public shareholders prior to commencement of the tender offer, under applicable Brazilian rules, all remaining holders of Embratel Holdings’ common and preferred shares will be entitled to exercise the “shareholder put right” described in the offer to purchase, dated October 3, 2006, as amended (Offer to Purchase), and require Telmex Solutions to purchase such shares for the tender offer price of R$6.95 per 1,000 common or preferred shares, including preferred shares represented by ADSs, plus an adjustment at the Brazilian Taxa Referencial-TR from May 8, 2006 to the date of payment and net of certain fees and expenses described in the Offer to Purchase. The period for exercising the shareholder put right, which will be treated as a subsequent offering period for U.S. regulatory purposes, begins today and will expire on February 7, 2007, upon the terms and subject to the conditions set forth in the Offer to Purchase. Telmex Solutions will immediately accept and will promptly pay for all shares for which the shareholder put right is exercised. Accordingly, a holder who tenders shares in exercise of the put right will not be able to withdraw such shares.

Holders of preferred shares held in the form of ADSs should contact The Bank of New York, the receiving agent, at (212) 815-3700 and (800) 507-9357 (Toll Free), for assistance in exercising the shareholder put right and to obtain a letter of transmittal to be used in that connection. All other holders should contact MZ Consult Serviços e Negócios Ltda., the Brazilian information agent for the tender offer, at +55 21 4004-5021 for that purpose.

Further information regarding the shareholder put right is available at www.telmex.com/opa-embratel.